[INVESCO ICON] INVESCO FUNDS                     INVESCO FUNDS GROUP, INC.
                                                 7800 East Union Avenue
                                                 Denver, Colorado 80237
                                                 Tel: 800.525.8085
                                                 www.invescofunds.com

                                                 A Member of the AMVESCAP Group



August 8, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:   INVESCO STOCK FUNDS, INC.
      1933 ACT FILE NO. 002-26125
      1940 ACT FILE NO. 811-1474
      CIK NO. 0000035692
      POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT ON FORM N-1A

Ladies and Gentlemen:

On behalf of the INVESCO Stock Funds, Inc. (the "Company"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 58 under the Securities Act of 1933 (the "Act") and Amendment No. 32 under the Investment
Company Act of 1940 to the Company's Registration Statement on Form N-1A together with all exhibits (the "Amendment") pursuant to Rule 477(a) of the Act.

The Amendment is being withdrawn because INVESCO Funds Group, Inc. ("IFG") has decided not to offer shares of the new series of the Company, INVESCO Global Endeavor Fund, at this time. Thus, in order to avoid the SEC Staff having to spend unnecessary time in reveiwing the Amendment, IFG wanted to withdraw the Amendment immediately after making this decision. However, the SEC Staff should also know that the Amendment may be refiled later this year if IFG then decides to offer shares of this new fund series as part of the Company.

The Amendment was scheduled to become effective pursuant to Rule 485(a) on October 6, 2000. Please issue an order with respect to this application for withdrawal as soon as possible prior to the scheduled effectiveness date.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the Secretary of the Company, and its agent for service, this 8th day of August, 2000.

Securities and Exchange Commission
August 8, 2000
Page 2 of 2



If you have any questions or comments on this filing, please contact the undersigned at (303) 930-6200.

Sincerely,



/s/ Glen A. Payne
-----------------
Glen A. Payne
Secretary


GAP/kka